Filed by CBOT Holdings, Inc. Subject Company – CBOT Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

The following press release was distributed after hours on February 14, 2005.

For Immediate Release	Contact:	Maria Gemskie
312-341-3257 news@cbot.com

CBOT RECEIVES GREEN LIGHT FROM SEC ON EXCHANGE

RESTRUCTURING PROPOSAL

Member vote set for April 14, 2005

CHICAGO, February 14, 2005 – The Chicago Board of Trade (CBOT®) announced today that its Registration Statement on Form

S-4, which includes a proxy statement and prospectus describing the CBOT’s proposed restructuring transactions, has been declared effective by the Securities and Exchange Commission (SEC). This brings the Exchange closer to a membership vote, and, if approved, completion of the restructuring transactions and the demutualization of the CBOT into a for-profit company. The proxy statement and prospectus describing the restructuring transactions are expected to be distributed to CBOT members shortly and the member vote on the restructuring transactions is scheduled for Thursday, April 14, 2005.

CBOT Chairman Charles P. Carey said, “I believe that the proposed restructuring transactions will enhance the CBOT’s competitive position, while preserving our ability to provide trading benefits and opportunities to our member-owners and customers. Innovation has always been an integral part of the CBOT’s history, and the Exchange’s restructuring plan is yet another example of this longstanding tradition.”

CBOT President and CEO Bernard W. Dan said, “Demutualizing into a for-profit company will enable the CBOT to maximize the value of its business and optimize the many opportunities the Exchange provides to the marketplace. Further, I believe that a modernized corporate governance structure will allow the Exchange to respond more quickly to changes within this dynamic industry.”

For more information about the CBOT, please visit the Exchange Website at www.cbot.com.

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CBOT Holdings, Inc. (“CBOT Holdings”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, including a proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (“CBOT”), which has been declared effective by the SEC. CBOT members are urged to read the proxy statement and prospectus included within the Registration Statement on Form S-4 and distributed to CBOT members on or about February 17, 2005, as well as other documents that CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision.

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CBOT members may obtain a free copy of the final proxy statement and prospectus and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov.

The CBOT and its directors and executive officers and CBOT Holdings and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the CBOT members in connection with the restructuring transactions described herein. Information regarding the special interests of these directors and executive officers in the restructuring transactions will be included in the proxy statement and prospectus of CBOT Holdings described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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The following communication was distributed to CBOT members after-hours on February 14, 2005.

Dear Members:

We are pleased to announce that the Chicago Board of Trade’s (CBOT®) Registration Statement on Form S-4, which includes a proxy statement and prospectus describing the proposed restructuring transactions, was declared effective by the Securities and Exchange Commission (SEC) late today. This significant milestone in the Exchange’s restructuring process brings the CBOT even closer to realizing its goal of transitioning into a for-profit company. CBOT Full and Associate members will have the opportunity to vote on the restructuring transactions at a special meeting of the members on Thursday, April 14, 2005.

We believe the restructuring of our Exchange will enable us to enhance our competitiveness within the futures industry, while preserving our ability to provide trading benefits and opportunities to our members. By voting in favor of the restructuring transactions, you will allow the CBOT to maximize the value of its business and to adopt a for-profit structure that is intended to optimize the Exchange’s volume, efficiency and liquidity. Upon completion of the restructuring transactions, we also expect to have the ability to respond more efficiently to changes within the industry, markets and regulations that govern us by modernizing our corporate governance structure.

You will soon be receiving a packet in the mail containing a proxy statement and prospectus that, among other things, describes the proposed restructuring transactions and other important related documents.

Additionally, the Exchange will hold a series of member information meetings on Thursday, March 10, and Wednesday, March 23, to answer any questions you may have regarding the restructuring transactions. We encourage you to attend and participate in these informational meetings. In addition, these informational meetings will be broadcast live via MemberNet for the convenience of those members who cannot attend in person.

While the futures industry is constantly changing and becoming more and more competitive, we have a tremendous opportunity to unlock the value of our great Exchange. We strongly urge you to support the restructuring transactions in their entirety and extend the CBOT’s tradition of strength, innovation, and transparency, which have been an integral part of the Exchange throughout its 156-year history.

February 14, 2005

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If you have any questions, please feel free to contact us directly. We look forward to continuing our discussion in the coming weeks.

Regards,

            /s/    Bernard W. Dan

Charles P. Carey Chairman	Bernard W. Dan President & CEO

CBOT Holdings, Inc. (“CBOT Holdings”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, including a proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (“CBOT”), which has been declared effective by the SEC. CBOT members are urged to read the proxy statement and prospectus included within the Registration Statement on Form S-4 and distributed to CBOT members on or about February 17, 2005, as well as other documents that CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final proxy statement and prospectus and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. In addition, CBOT members may obtain free copies of the final proxy statement and prospectus and other documents filed by CBOT Holdings or the CBOT from CBOT Holdings by directing a request to the Secretary’s Office.

The CBOT and its directors and executive officers and CBOT Holdings and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the CBOT members in connection with the restructuring transactions described herein. Information regarding the special interests of these directors and executive officers in the restructuring transactions will be included in the proxy statement and prospectus of CBOT Holdings described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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The following communication was posted on the CBOT’s intranet site, Member Net, on February 14, 2005.

Restructuring Information

CBOT Receives Green Light from SEC on Exchange Restructuring Proposal

Member Vote: Thursday, April 14

The Chicago Board of Trade (CBOT) announced today that its Registration Statement on Form S-4, which includes a proxy statement and prospectus describing the CBOT’s proposed restructuring transactions, has been declared effective by the Securities and Exchange Commission (SEC). This brings the Exchange closer to a membership vote, and, if approved, completion of the restructuring transactions and the demutualization of the CBOT into a for-profit company. The proxy statement and prospectus describing the restructuring transactions is expected to be distributed to CBOT members shortly and the member vote on the restructuring transactions is scheduled for April 14, 2005.

•	Letter from Chairman Carey & President/CEO Dan
•	Press Release
•	View full S-4 Restructuring Documents (Link to SEC)

Additional Resources

Members can send in questions via email. All relevant questions will be addressed at the member meetings.

Members can also call Paul Draths, Vice President, Secretary’s Office at 435-3605 or John Burda, Assistant General Counsel, at 435-7105.

CBOT Holdings, Inc. (“CBOT Holdings”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, including a proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (“CBOT”), which has been declared effective by the SEC. CBOT members are urged to read the proxy statement and prospectus included within the Registration Statement on Form S-4 and distributed to CBOT members on or about February 14, 2005, as well as other documents that CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision.

CBOT members may obtain a free copy of the final proxy statement and prospectus and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. In addition, CBOT members may obtain free copies of the final proxy statement and prospectus and other documents filed by CBOT Holdings or the CBOT from CBOT Holdings by directing a request to Paul Draths, Vice President, Secretary’s Office at 435-3605 or John Burda, Assistant General Counsel, at 435-7105.

The CBOT and its directors and executive officers and CBOT Holdings and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the CBOT members in connection with the restructuring transactions described herein. Information regarding the special interests of these directors and executive officers in the restructuring transactions will be included in the proxy statement and prospectus of CBOT Holdings described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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